AULT INCORPORATED AND SUBSIDIARY
                  COMPUTATION OF EARNINGS PER
                COMMON AND COMMON EQUIVALENT SHARE
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

                                   (UNAUDITED)
                                    THREE MONTHS ENDED
                                   August 31,   Sept.1,
                                      1997       1996

Computation of Primary Earnings
Per Share:

Common Shares Outstanding at
the Beginning of the year          4,075,733  2,119,776

Weighted Average Number of
shares Issues during the
Quarter                                7,235      5,666

Common and Equivalent Shares
Attributed to Stock Options
Granted                              225,963    258,332

Weighted Number of Common and
Equivalent Share                   4,308,931  2,383,774


Net Income                               $87       $227

Primary Earnings Per Common and
Equivalent Share                       $0.02      $0.10
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